

Mail Stop 4561

March 23, 2017

Richard D. Booth
Chief Financial Officer
Bottomline Technologies (de), Inc.
325 Corporate Drive
Portsmouth, NH 03801-6808

> **Re: Bottomline Technologies (de), Inc.**
> **Form 10-K for the fiscal year ended June 30, 2016**
> **Filed August 29, 2016**
> **Form 10-Q for the quarterly period ended December 31, 2016**
> **Filed February 8, 2017**
> **File No. 000-25259**

Dear Mr. Booth:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year Ended June 30, 2016 Compared to Fiscal Year Ended June 30, 2015

Segment Information

Hosted Solutions, page 38

1.   We note that the increase in revenue generated from your Hosted Solutions reportable
      segment was due to increased Paymode-X, financial messaging solutions, and legal spend
      management revenue. Please tell us what consideration you gave to quantifying the
      change in revenue from each of these solutions. In this regard, refer to Item 303(a)(3)
      and Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of SEC Release No.
      33-6835, Interpretation: Management's Discussion and Analysis of Financial Condition
      and Results of Operations.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 15. Operations by Industry Segments and Geographic Area, page 86

2.   You indicate that Hosted Solutions includes legal spend management, global financial
      messaging, and Paymode-X solutions. We also note from your disclosure beginning on
      page 4 of your Business section that you discuss each of these solutions as separate
      products and services. Tell us how you considered the disclosure requirement under ASC
      280-10-50-40 to report revenue from each product and service.

Form 10-Q for the Quarterly Period Ended December 31, 2016

Notes to Unaudited Condensed Consolidated Financial Statements

Note 8 – Goodwill and Other Intangible Assets, page 15

3.   We note that you recorded a goodwill impairment charge in the second quarter of fiscal
      year 2017 and the primary driver of this impairment was related to revenue estimates
      being below the revenue estimates you made at the time of your Intellinx acquisition.
      Further describe to us the drivers of the impairment, and tell us whether these factors, as
      well as the goodwill impairment itself, indicated that the carrying amount of any of your

other intangible assets might not be recoverable and should be tested for impairment. Specifically address what consideration you gave to testing for the recoverability of the core technology intangible asset acquired from Intellinx and whether the shortfalls in revenue resulted from the change in the manner in which this core technology is being used. Refer to ASC 360-10-35-21 and ASC 350-20-35-31.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Walsh, Staff Accountant at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services